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                         [LETTERHEAD OF CELL PATHWAYS]

April 8, 1998

Securities and Exchange Commission
Attention:  Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

        Re:     CELL PATHWAYS, INC.
                Requested Withdrawal of Registration Statement on Form S-1 (Registration No. 333-37557)
                ----------------------------------------------------------

Ladies and Gentlemen:

This letter is filed pursuant to Rules 477 and 478(c) of the Rules and Regulations under the Securities Act of 1933, as amended, with reference to the Registration Statement on Form S-1 (Registration No. 333-37557) of Cell Pathways, Inc. (the "Registrant") initially filed with the Securities and Exchange Commission on October 9, 1997 (the "Registration Statement").

The Registrant is seeking withdrawal of the Registration Statement because market conditions with respect to the Registrant's industry do not make a public offering of the Registrant's securities feasible at this time. Accordingly, the Registrant hereby respectfully requests that the Commission consent to such withdrawal of the Registration Statement and remove from registration all of the 2,875,000 shares of Common Stock covered thereby.

If you have any questions, please call the undersigned at (215) 706-3800 or Craig C. Garby of Cooley Godward LLP, counsel to the Registrant, at (303) 546-4023.

Very truly yours,


/s/ RICHARD H. TROY
-----------------------
Richard H. Troy
Senior Vice President--Corporate Development

cc:  Ms. Maria Konstantinidis